UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Templeton Global Income Fund

(Name of Issuer)

Common Shares, No par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880198106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,674,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,674,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,674,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.87%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 102,796,927 shares of common stock outstanding as of 12/7/21, as disclosed in the company's press release filed with the SEC on 12/13/2021.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,674,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,674,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,674,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.87%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 102,796,927 shares of common stock outstanding as of 12/7/21, as disclosed in the company's press release filed with the SEC on 12/13/2021.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,674,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,674,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,674,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.87%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 102,796,927 shares of common stock outstanding as of 12/7/21, as disclosed in the company's press release filed with the SEC on 12/13/2021.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 13 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, and Amendment No. 12 filed 12/16/21; with respect to the common shares of Templeton Global Income Fund.  This Amendment No. 13 amends Items 4, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On December 27, 2021, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice informing the Issuer of its intention to (i) nominate a slate of four independent trustee candidates—Karen Caldwell, Ketu Desai, Mark Hammitt, and Anatoly Nakum (the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”) and (ii) submit a proposal to terminate the investment management agreement between the Issuer and its investment manager, Franklin Advisers, Inc. Each of the Nominees has entered into a nomination agreement (collectively, the “Nominee Agreement”) with Saba Capital substantially in the form attached as Exhibit 3 to this Schedule 13D whereby the Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting. Pursuant to the Nominee Agreement, each of the Nominees (i) may receive a nominal advancement of $2,500 to cover expenses in connection with their nomination and (ii) have agreed not to acquire or dispose of any securities of the Issuer without the prior written approval of Saba Capital. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 3 and is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit 3: Form of Nominee Agreement

CUSIP No. 880198106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2021

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823